FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-......................

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	March 30, 2015	By……/s/…… Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 114TH BUSINESS TERM

TRANSLATION

Securities Code: 7751

March 27, 2015

TO OUR SHAREHOLDERS

30-2, Shimomaruko 3-chome,

Ohta-ku, Tokyo

Fujio Mitarai

Chairman & CEO

NOTICE OF RESOLUTIONS

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 114TH BUSINESS TERM

Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 114th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.

Matters Reported:	1.

Reports on the contents of the Business Report and Consolidated Financial Statements for the 114th Business Term (from January 1, 2014 to December 31, 2014), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

	2.	Reports on the content of the Financial Statements for the 114th Business Term (from January 1, 2014 to December 31, 2014).
		The contents of items 1. and 2. above were reported.

Matters Resolved upon:

Item No.1	Dividend from Surplus

It was approved and adopted in all respects as proposed. Thus, the term-end dividend was decided to be 85.00 yen per share, in comprehensive consideration of factors such as the medium-term profit outlook, future investment plans, cash flows, and the fact that the Company has achieved an increase in profit for two consecutive business terms amid a challenging business environment. As we have already paid an interim dividend of 65.00 yen per share, the full-year dividend will be 150.00 yen per share, which is an increase of 20.00 yen compared with the previous business term.

Item No.2	Partial Amendment to the Articles of Incorporation

It was approved and adopted in all respects as proposed. Thus, taking into consideration the popularization of the Internet, the Company has changed its means of giving public notices to an electronic means to make it more convenient to read the public notices.

Item No.3	Election of Seventeen Directors

It was approved and adopted in all respects as proposed. Thus, Messrs. Fujio Mitarai, Toshizo Tanaka, Yoroku Adachi, Shigeyuki Matsumoto, Toshio Homma, Hideki Ozawa, Masaya Maeda, Yasuhiro Tani, Kenichi Nagasawa, Naoji Otsuka, Masanori Yamada, Aitake Wakiya, Akiyoshi Kimura, Eiji Osanai, Kunitaro Saida and Haruhiko Kato were reappointed as Directors and Mr. Masaaki Nakamura was newly appointed as Director. All of them assumed their offices.

Messrs. Kunitaro Saida and Haruhiko Kato are Outside Directors.

Item No.4	Election of Two Audit & Supervisory Board Members

It was approved and adopted in all respects as proposed. Thus, Mr. Tadashi Ohe was reappointed as Audit & Supervisory Board Member and Mr. Kazuto Ono was newly appointed as Audit & Supervisory Board Member. Both of them assumed their offices.

Mr. Tadashi Ohe is an Outside Audit & Supervisory Board Member.

Item No.5	Grant of Bonus to Directors

It was approved and adopted in all respects as proposed. Thus, it was decided that bonus shall be granted to the seventeen Directors excluding Outside Directors as of the end of this term, which totals 198,700,000 yen.

POSTSCRIPT

¢ Appointment of Representative Directors and Directors with Specific Titles

As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 114th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
Executive Vice President & CFO	Toshizo Tanaka
Senior Managing Director	Yoroku Adachi
Senior Managing Director	Shigeyuki Matsumoto
Senior Managing Director	Toshio Homma
Senior Managing Director	Hideki Ozawa
Senior Managing Director	Masaya Maeda
Managing Director	Yasuhiro Tani

Messrs. Fujio Mitarai and Toshizo Tanaka are Representative Directors.

¢ Appointment of a Full-Time Audit & Supervisory Board Member

As a result of the resolution passed at the meeting of the Audit & Supervisory Board which was held after the Ordinary General Meeting of Shareholders for the 114th Business Term, Mr. Kazuto Ono was appointed as a full-time Audit & Supervisory Board Member. He assumed his office.

PAYMENT OF THE TERM-END DIVIDEND

The term-end dividend due for the 114th Business Term shall be paid by either of the following methods.

¢ If you are receiving the dividend with the “Receipt of Dividend”:

Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Term-end Dividend of the 114th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 30, 2015 to April 30, 2015). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Term-end Dividend of the 114th Business Term.”

¢ If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:

Please confirm the description of the enclosed dividend relating documents.